Exhibit 12.1
McJunkin Red Man Holding Corporation
Ratio of Earnings to Fixed Charges
(in millions)

	Successor						Predecessor
	Three Months Ended					Eleven Months Ended	One Month Ended	Year Ended
	March 31,		Year Ended December 31,			December 31,	January 30,	December 31,
	2011(1)	2010(2)	2010(3)	2009(4)	2008	2007	2007	2006
				(Restated)
Earnings
Pretax income (loss) from continuing operations	$(1.8)	$(18.4)	$(75.2)	$(354.8)	$406.7	$82.0	11.2	$117.9
Fixed Charges	33.9	36.0	140.3	117.0	85.2	62.1	0.1	3.2

Earnings	$32.1	$17.2	$65.1	$(237.8)	$491.9	$144.1	$11.3	$121.1

Fixed charges:
Interest expense (5)	$33.5	$35.3	$139.6	$116.5	$84.5	$61.7	$0.1	$2.8
Interest component of rental expense	0.4	0.3	0.7	0.5	0.7	0.4	—	0.4

Total fixed charges	33.9	35.6	140.3	117.0	85.2	62.1	0.1	3.2

Ratio of earning to fixed charges (6)	—	—	—	—	5.8x	2.3x	107.7x	38.2x

(1)	Earnings were insufficient to cover fixed charges by $2 million for the three months ended March 31, 2011.

(2)	Earnings were insufficient to cover fixed charges by $18 million for the three months ended March 31, 2010.

(3)	Earnings were insufficient to cover fixed charges by $75 million for the year ended December 31, 2010.

(4)	Earnings were insufficient to cover fixed charges by $355 million for the year ended December 31, 2009.

(5)	Interest expense includes original issue discount and amortization charges associated with debt issuance costs.

(6)	Certain ratios may not recompute due to rounding differences.